Filed pursuant to Rule 424(b)(3)
File No. 333-119338

September 18, 2007

SUPPLEMENT DATED SEPTEMBER 18, 2007 TO PROSPECTUS DATED MARCH 6, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND AUGUST PERFORMANCE UPDATE

FUND	AUGUST	2007 YTD		Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	-3.71%	-1.58%		$ 63.0M	$1,144.283
Grant Park Futures Fund Class B Units	-3.78%	-2.14%		$332.9M	$1,000.589
TRADING ADVISORS	AUGUST	2007 YTD	% of Fund
Rabar Market Research (Div)	-2.72%	0.67%	19%
EMC Capital Management (Classic)	-1.49%	-4.05%	20%
Eckhardt Trading (Higher Leveraged)	-2.17%	6.34%	9%
Graham Capital Management (GDP)	-3.39%	3.31%	10%
Winton Capital Management (Div)*	-1.47%	-2.07%	22%
Saxon Investment Corp (Div)**	–	-4.76%	–
Welton Investment Corp (Gl Dir Port)	-10.84%	-6.54%	18%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES
*Year to date performance of 1.90% through 5/31/2007.  Effective 6/1/2007 the portion of Grant Park’s net assets allocated to Winton Capital Management was reallocated to the Dearborn Select Master Fund SPC – Winton Segregated Portfolio – Class GP.
**Performance through 5/31/2007

Currency positions sustained the largest setbacks during August.  Foreign currencies fell relative to the dollar after investors fled some emerging market currencies for the relative safety of the greenback; long positions in the euro lost ground after the European Central Bank added liquidity to the banking system in order to head off a possible credit squeeze.

Short positions in the Japanese yen were dealt losses as investors, seeking to preserve capital, liquidated massive positions in the yen carry trade, leading to losses from cross-rate positions in the New Zealand dollar.

Long positions in the energy sector reported losses as prices for crude oil fell on speculation that a possible credit crunch could result in an expanded economic slowdown.  Further selling occurred after Hurricane Dean failed to disrupt refinery operations in the Gulf of Mexico.

Similar to the energy sector, long positions in the base metals sustained losses as prices for copper and aluminum fell on concerns that a broader economic slowdown would reduce demand for raw materials.

Long positions in the soft/agricultural commodities sector experienced losses as prices for soybean oil fell after rains across key growing regions improved the outlook for the current crop.  Coffee prices also fell, adding to losses.  Long positions in the wheat market mitigated losses in the sector as strong demand for U.S. exports pushed prices higher for the month.

555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450   312.756.4452 fax   800.217.7955
Performance Hotline: 866.516.1574 (Toll Free) www.dearborncapital.com

Reduced long positions in the global stock indices sustained losses as share prices weakened further on concerns that U.S. subprime mortgage defaults could have a material effect on credit availability.

Lastly, long positions in the fixed income sector recorded gains as prices for Japanese Government Bonds rallied as investors sought protection from the volatility of the equity and corporate bond markets.  The likelihood that the Bank of Japan would refrain from raising interest rates in the current environment also resulted in higher prices.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary.
Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450   312.756.4452 fax   800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
AUGUST 31, 2007

Statement of Income
	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $
Trading Income (Loss):
Realized Trading Income (Loss)	(1,871,699)	2,310,612	(9,784,464)	12,963,972
Change in Unrealized Income (Loss)	(460,710)	(1,501,133)	(2,408,402)	(8,495,565)
Brokerage Commissions	(8,444)	(124,529)	(44,141)	(638,817)
Exchange, Clearing Fees and NFA charges	(36,401)	(291,142)	(190,291)	(1,497,697)
Other Trading Costs	(40,765)	(264,435)	(213,103)	(1,361,660)
Change in Accrued Commissions	5,013	21,540	26,213	110,460

Net Trading Income (Loss)	(2,413,006)	150,913	(12,614,188)	1,080,693

Other Income:
Interest, U.S. Obligations	89,075	864,875	465,645	4,442,825
Interest, Other	178,345	1,283,507	932,311	6,611,466

Total Income (Loss)	(2,145,586)	2,299,295	(11,216,232)	12,134,984

Expenses:
Incentive Fees to Trading Managers	(25,657)	559,491	(134,122)	2,959,679
Administrative Fees	13,433	109,762	70,220	564,619
O&O Expenses	10,746	87,809	168,529	1,355,086
Brokerage Expenses	325,071	2,656,225	1,825,730	14,680,106
Illinois Replacement Tax

Total Expenses	323,593	3,413,287	1,930,357	19,559,490

Net Income (Loss)	(2,469,179)	(1,113,992)	(13,146,589)	(7,424,506)

Statement of Changes in Net Asset Value

Beginning Balance	66,229,748	58,161,220	343,234,447	324,091,775
Additions	337,000	14,126,599	4,748,778	43,388,623
Net Income (Loss)	(2,469,179)	(1,113,992)	(13,146,589)	(7,424,506)
Redemptions	(1,134,931)	(8,211,189)	(1,974,224)	(27,193,480)

Balance at AUGUST 31, 2007	62,962,638	62,962,638	332,862,412	332,862,412
Total Units Held at End of The Period		55,023.66766		332,666.61449
Net Asset Value Per Unit		1,144.283		1,000.589
Rate of Return	-3.71%	-1.58%	-3.78%	-2.14%

To the best of my knowledge and belief the information
contained herein is accurate and complete.
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP